                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            THE BOX WORLDWIDE, INC.
                       (fka Video Jukebox Network, Inc.)
                       ---------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   92656G108
                                   ---------
                                (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
   ------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 21, 1997
                                 -------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page 12

Cusip No.  92656G108
--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          TELE-COMMUNICATIONS, INC.

--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [_]
                                                                (b)  [_]

--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds
          AF

--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                         [_]

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization
          Delaware

--------------------------------------------------------------------------------
 Number of       (7)  Sole Voting Power         1,203,464 Shares*
Shares Bene-
  ficially            --------------------------------------------------------
 Owned by        (8)  Shared Voting Power       0 Shares
Each Report-
 ing Person           ----------------------------------------------------------
   With          (9)  Sole Dispositive Power    1,203,464  Shares*

                      ----------------------------------------------------------
                (10)  Shared Dispositive Power  0 Shares

--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               1,203,464  Shares*


--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

               5.0%

--------------------------------------------------------------------------------
     (14) Type of Reporting Person

               HC, CO

----------------------
* Does not include shares issuable pursuant to anti-dilution and preemptive rights granted by the Issuer to the Reporting Person. (See Item 6)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                            THE BOX WORLDWIDE, INC.
                       (fka Video Jukebox Network, Inc.)
                         (Commission File No. 0-15445)

ITEM 1.   Security and Issuer
          -------------------

          Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement") with respect to the Common Stock, $.001 par value (the "Common Stock"), of The Box Worldwide, Inc., a Florida corporation (the "Issuer"). In February, 1997, the Issuer changed its name to The Box Worldwide, Inc. from Video Jukebox Network, Inc. TCI is the beneficial owner of shares of Common Stock and is filing this Amendment No. 1 to the Statement as a result of a letter agreement concerning the merger of the Issuer. (See Items 3, 4 and 7). In addition, pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 also restates the Statement.

          The principal executive offices of the Issuer are located at 1221 Collins Avenue, Miami Beach, Florida 33139. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 2.   Identity and Background
          -----------------------

          This Amendment No. 1 is being filed by TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

          TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

          Schedule 1 attached to this Amendment No. 1 to the Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and replaces the Schedule previously filed with the Statement.

          To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

August 1994 Business Combination
--------------------------------

          On August 4, 1994, at Special Meetings of Stockholders of TCIC and Liberty Media Corporation ("LMC"), there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of TCIC and LMC resulting in the companies becoming wholly owned subsidiaries of TCI (the "Business Combination"). The Business Combination became effective on August 4, 1994, upon certain filings with state authorities. Upon the effectiveness of the Business Combination, TCI became the beneficial owner of all the Common Stock owned by LMC.

          The foregoing summary of the Business Combination is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of LMC and TCIC and the Prospectus of TCI filed on June 23, 1994 (the "Proxy Statement/Prospectus") by such parties as part of a Registration Statement on Form S-4 (No. 33-54263). The Registration Statement and Proxy Statement/Prospectus are incorporated herein by reference and were so filed herewith as Exhibit 7(A) in the original Statement.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Acquisition Pursuant to the Business Combination
------------------------------------------------

          TCI currently beneficially owns, indirectly through a subsidiary, a total of 1,203,464 shares of Common Stock. TCI acquired the Common Stock as a result of the Business Combination described in Item 2 above. The consideration for the acquisition of such Common Stock was the consideration given in the Business Combination which is described in the Proxy Statement/Prospectus under the heading "THE MERGER AGREEMENT--Consideration to be Received in the Mergers".

Proposed Merger
---------------

          On July 21, 1997, the Issuer and TCI Music, Inc., a Delaware corporation and a wholly owned subsidiary of TCI ("TCI Music"), entered into a letter agreement (the "Agreement") in which the parties thereto intend to merge the Issuer with a newly formed wholly owned subsidiary of TCI Music, with the Issuer as the surviving corporation (the "Merger"). Pursuant to the terms of the proposed Merger, the outstanding shares of Common Stock of the Issuer, including the shares of Common Stock beneficially owned by TCI, will be exchanged for shares of a new issue of TCI Music convertible preferred stock (the "New Stock") with an aggregate initial liquidation value of approximately $38,500,000, less funds used to purchase fractional shares and to acquire shares of dissenting shareholders of the Issuer, if any.

          Each share of New Stock will be convertible into three shares of Series A Common Stock, par value $.01 per share, of TCI Music (the "Series A Stock") at any time at the option of the holder thereof. The New Stock conversion rate will have anti-dilution rights and will be subject to customary adjustments for stock splits, dividends, recapitalizations, subdivisions, combinations, reclassifications and similar events. The New Stock will be subject to redemption by TCI Music at its election or at the election of the holders upon the occurrence of certain events. Holders of the New Stock will be entitled to attend all meetings and will be entitled to the number of votes for each share of New Stock held equal to the number of shares of the Series A Stock into which the New Stock is then convertible.

          Consummation of the Merger is subject to several conditions precedent, including, but not limited to: (a) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (b) the absence of any material adverse change in the financial condition or results of operations of either party to the Merger, (c) the effectiveness of a registration statement under the Securities Act of 1933, as amended, pertaining to the issuance of the New Stock and the Series A Stock thereunder, (d) the approval of the Merger by the shareholders of the Issuer and TCI Music to the extent required by law, and (e) the Issuer's receipt of a written commitment from TCI that if TCI Music is not able to refinance a $40,000,000 loan currently owed by TCI Music to TCI prior to its maturity, TCI will extend the maturity date thereof to allow TCI Music a reasonable period of time to obtain third-party financing sufficient to repay such loan.

          The Issuer and TCI Music agreed that the Agreement is intended to assist the parties in negotiating the terms of a definitive merger agreement. If, however, a definitive merger agreement is not prepared, the Agreement will be treated as the definitive merger agreement. The foregoing summary of the terms of the proposed Merger is qualified in its entirety by reference to the text of the Agreement filed as Exhibit 7(F) to this Amendment No. 1 of the Statement, which is incorporated herein by this reference. TCI did not pay any new consideration in connection with the Agreement.

ITEM 4.   Purpose of Transaction
          ----------------------

          Due to the current financial condition of the Issuer, management of the Issuer and the board of directors of the Issuer are continually reviewing alternatives and strategies for improving the financial performance of the Issuer. The Merger is a result of that review. At this time TCI will maintain its investment in the Issuer, although no assurance can be given that the final terms of the Merger or any termination thereof will not require a change in TCI's present investment in the Issuer. In any event, TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item 4. Upon consummation of the Merger, TCI, as the controlling person of TCI Music, will be the beneficial owner of all the Common Stock and the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, would be terminated.

          Except as otherwise described herein, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) TCI presently beneficially owns 1,203,464 shares of the Common Stock. The 1,203,464 shares of the Common Stock, beneficially owned by TCI, represent 5.0% of the 24,001,781 shares of the Common Stock outstanding as of January 28, 1997, as reported by the Issuer in its Information Statement dated January 28, 1997. To the knowledge of TCI, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

          Statements made herein concerning the beneficial ownership of the Common Stock by TCI excludes 14,210,419 shares of Common Stock, which TCI may be deemed to beneficially own by virtue of TCI's ownership, through certain affiliates, of 50% of the equity securities of Lenfest Communications, Inc. ("LCI"). TCI disclaims any beneficial ownership of such shares of Common Stock beneficially owned by LCI or by any of LCI's affiliates, including StarNet, Inc. and a joint venture of StarNet, Inc. and StarNet/CEA II Partners. Through contractual arrangements among the stockholders of LCI, H.F. Lenfest, the President, Chief Executive Officer and a director of LCI, has the exclusive right to control a majority of the board of directors of LCI and the management and business affairs of LCI and its affiliates. The beneficial ownership of the Common Stock by LCI and its affiliates are reported in their respective Schedule 13D filings.

          (b) TCI has the sole power to vote, or to direct the voting of, the shares of the Common Stock that TCI beneficially owns, and to dispose of, or to direct the disposition of, the shares of the Common Stock that TCI beneficially owns.

          (c) Except for the Merger contemplated by the Agreement, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Common Stock of the Issuer during the past sixty
(60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by TCI.

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          As a result of the Business Combination described in Item 2 above, TCI is a party to that certain Stock Purchase Agreement, dated as of November 21, 1990 (the "Stock Agreement"), between the Issuer and TCI Liberty, Inc. (an indirect subsidiary of TCI). Pursuant to the terms of the Stock Agreement, TCI may acquire additional shares of Common Stock if (a) preemptive rights granted therein are exercised in connection with any future offerings of securities by the Issuer, or (b) without the payment of any additional consideration, anti-dilution rights set forth therein are triggered. In addition, the Stock Agreement grants to TCI certain demand and piggyback registration rights with respect to the Common Stock held by it. Also, TCI has certain most favored nations rights (relating to, among other things, anti-dilution, indemnification, and registration rights) with respect to (a) future issuances and sales of shares of the Common Stock of the Issuer or rights to acquire Common Stock of the Issuer, and (b) any amendments, modifications or supplements to existing rights of the Issuer. This summary of the terms of the Stock

Agreement is qualified in its entirety by reference to the text of the Stock Agreement attached hereto as Exhibit 7(C) and incorporated herein by this reference.

          In connection with the execution of the Stock Agreement, the Issuer executed a letter agreement pursuant to which the Issuer agreed not to enter into certain transactions with Affiliated Persons (as defined in said letter agreement) without the consent of TCI. In addition, an affiliate of the Issuer, VJN Partners, executed a letter agreement pursuant to which VJN Partners agreed to waive certain rights previously granted to it with respect to its Common Stock and warrants of the Issuer in connection with the transactions contemplated by the Stock Agreement and to restrictions on the Issuer's ability to repay certain loans made by such affiliate to the Issuer. The foregoing summaries of said letter agreements are qualified in their entirety by reference to the text of said letter agreements filed as Exhibits 7(D) and 7(E), respectively, to the Statement, each of which is incorporated herein by this reference.

          Except as described above and in Items 3, 4 and 7, hereof, there are presently no contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Common Stock of the Issuer.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          (A) Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994, and thereafter amended and ordered effective June 23, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference. (Previously submitted with the original Statement filed on August 4, 1994, via incorporation by reference.)

          (B) Press Release dated August 4, 1994. (Previously submitted with the original Statement filed on August 4, 1994.)

          (C) Stock Purchase Agreement, dated as of November 21, 1990, between the Issuer and TCI Liberty, Inc., an indirect subsidiary of TCI. (Previously submitted with the original Statement filed on August 4, 1994, via incorporation by reference.)

          (D) Letter Agreement, dated November 21, 1990, between the Issuer and TCI Liberty, Inc., an indirect subsidiary of TCI. (Previously submitted with the original Statement filed on. August 4, 1994, via incorporation by reference.)

          (E) Letter Agreement, dated November 21, 1990, between the Issuer and TCI Liberty, Inc., an indirect subsidiary of TCI. (Previously submitted with the original Statement filed on August 4, 1994, via incorporation by reference.)

          7(F) Letter Agreement, dated July 21, 1997, between the Issuer and TCI Music (an indirect subsidiary of TCI), together with attached term sheet.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


August 7, 1997                      TELE-COMMUNICATIONS, INC.
--------------


                                    /s/ Stephen M. Brett
                                    -----------------------------
                                    Stephen M. Brett
                                    Executive Vice President and
                                    General Counsel

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                    DIRECTORS
                                    ---------


Name                    Principal Occupation &                                  Principal Business or Organization in
----                    Business Address                                        Which such Employment Is Conducted
                        -----------------------                                 ----------------------------------
Tony L. Coelho          Director of TCI; Chairman & Chief Executive             Cable television & telecommunications
                        Officer of ETC w/tci, Inc.;                             & programming services;
                        Chairman & Chief Executive Officer of Coelho
                        Associates, LLC                                         Investment consulting firm
                        1325 Avenue of the Americas
                        26th Floor
                        New York, New York 10019

Donne F. Fisher         Director of & Consultant to TCI; Business               Cable television & telecommunications
                        Executive                                               & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

John W. Gallivan        Director of TCI; Chairman of the Board                  Newspaper publishing
                        of Kearns-Tribune Corporation
                        400 Tribune Building
                        Salt Lake City, UT 84111

Paul A. Gould           Director of TCI; Managing Director of                   Investment banking services
                        Allen & Company Incorporated
                        711 5/th/ Avenue
                        New York, New York 10022

Leo J. Hindery, Jr.     President, Chief Operating Officer and                  Cable television & telecommunications
                        Director of TCI                                         & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Jerome H. Kern          Director of TCI; Business Consultant; Special           Business Consulting; Law
                        Counsel to Baker & Botts, L.L.P.
                        5619 DTC Parkway
                        Englewood, CO 80111

Kim Magness             Director of TCI; Business Executive                     Management of various business
                        4000 E. Belleview                                       enterprises
                        Englewood, CO 80111

John C. Malone          Chairman of the Board, Chief Executive Officer          Cable television & telecommunications
                        & Director of TCI                                       & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111


Name                    Principal Occupation &                                  Principal Business or Organization in
----                    Business Address                                        Which such Employment Is Conducted
                        -----------------------                                 ----------------------------------
Robert A. Naify         Director of TCI; President & Chief Executive            Provider of services to the motion picture
                        Officer of Todd-AO Corporation                          industry
                        172 Golden Gate Avenue
                        San Francisco, CA 94102

J.C. Sparkman           Director of & Consultant to TCI; Business               Cable television & telecommunications
                        Executive                                               & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

                          EXECUTIVE OFFICERS
                          ------------------

Gary K. Bracken         Senior Vice President & Controller                      Cable television & telecommunications
                        of TCI Communications, Inc.                             & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Robert R. Bennett       Executive Vice President of TCI                         Cable television & telecommunications
                        5619 DTC Parkway                                        & programming services
                        Englewood, CO 80111

Stephen M. Brett        Executive Vice President, General Counsel               Cable television & telecommunications
                        & Secretary of TCI                                      & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Brendan R. Clouston     Executive Vice President of TCI                         Cable television & telecommunications
                        5619 DTC Parkway                                        & programming services
                        Englewood, CO 80111

William R. Fitzgerald   Senior Vice President of TCI                            Cable television & telecommunications
                        Communications, Inc.                                    & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Marvin Jones            Executive Vice President & Chief Operating              Cable television & telecommunications
                        Officer of TCI Communications, Inc.                     & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Larry E. Romrell        Executive Vice President of TCI                         Cable television & telecommunications
                        5619 DTC Parkway                                        & programming services
                        Englewood, CO 80111


Name                    Principal Occupation &                                  Principal Business or Organization in
----                    Business Address                                        Which such Employment Is Conducted
                        -----------------------                                 ----------------------------------
Bernard W.              Senior Vice President & Treasurer of TCI                Cable television & telecommunications
Schotters, II           Communications, Inc.                                    & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Fred A. Vierra          Executive Vice President of TCI                         Cable television & telecommunications
                        5619 DTC Parkway                                        & programming services
                        Englewood, CO 80111

                                 EXHIBIT INDEX
                                 -------------

--------------------------------------------------------------------------------
EXHIBIT                       EXHIBIT                                PAGE
NUMBER
--------------------------------------------------------------------------------
7(A)     Registration Statement on Form S-4, filed by TCI/Liberty    Previously
         Holding Company on June 23, 1994, and thereafter amended    filed
         and ordered effective June 23, 1994, under Commission
         File No. 33-54263, which is hereby incorporated by this
         reference. (Previously submitted with the original
         Statement filed on August 11, 1994, via incorporation
         by reference.)

7(B)     Press Release dated August 4, 1994. (Previously submitted   Previously
         with the original Statement filed on August 4, 1994.)       filed

7(C)     Stock Purchase Agreement dated as of November 21, 1990,     Previously
         between the Issuer and TCI Liberty, Inc., an indirect       filed
         subsidiary of TCI.  (Previously submitted with the
         original Statement filed on August 4, 1994, via
         incorporation by reference.)

7(D)     Letter Agreement, dated November 21, 1990, between the      Previously
         Issuer and TCI Liberty, Inc., an indirect subsidiary        filed
         of TCI.  (Previously submitted with the original
         Statement filed on August 4, 1994, via incorporation by
         reference.)

7(E)     Letter Agreement, dated November 21, 1990, between the      Previously
         Issuer and TCI Liberty, Inc., an direct subsidiary of       filed
         TCI.  (Previously submitted with the original Statement
         filed on August 4, 1994, via incorporation by reference.)

7(F)     Letter Agreement, dated July 21, 1997, between the Issuer      13
         and TCI Music. (an indirect subsidiary of TCI), together
         with attached term sheet.